Investor Presentation Fourth Quarter 2020 Nasdaq: OCSL Filed by Oaktree Specialty Lending Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Oaktree Strategic Income Corporation Commission File No. 814-01013

Forward Looking Statements & Legal Disclosures Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of Oaktree Strategic Income Corporation (“OCSI”) with and into OCSL on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSI with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It In connection with the Mergers, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a preliminary joint proxy statement on Schedule 14A of OCSL and OCSI (the “Preliminary Joint Proxy Statement”) and a prospectus of OCSL, and OCSI and OCSL plan to file with the SEC a definitive joint proxy statement on Schedule 14A (the “Joint Proxy Statement”) and mail to their respective stockholders the Joint Proxy Statement. The Joint Proxy Statement will contain, and the Registration Statement contains, important information about OCSI, OCSL, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSI AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT OCSI, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com. Participants in the Solicitation OCSI, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSI is set forth in the Preliminary Joint Proxy Statement, which was filed with the SEC on November 23, 2020. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in the Preliminary Joint Proxy Statement, which was filed with the SEC on November 23, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSI and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of September 30, 2020.

Forward Looking Statements & Legal Disclosures (continued) Calculation of Assets Under Management References to total "assets under management" or "AUM" represent assets managed by Oaktree and a proportionate amount of the AUM reported by DoubleLine Capital LP ("DoubleLine Capital"), in which Oaktree owns a 20% minority interest. Oaktree's methodology for calculating AUM includes (i) the net asset value (“NAV”) of assets managed directly by Oaktree, (ii) the leverage on which management fees are charged, (iii) undrawn capital that Oaktree is entitled to call from investors in Oaktree funds pursuant to their capital commitments, (iv) for collateralized loan obligation vehicles ("CLOs"), the aggregate par value of collateral assets and principal cash, (v) for publicly-traded business development companies, gross assets (including assets acquired with leverage), net of cash, and (vi) Oaktree's pro rata portion (20%) of the AUM reported by DoubleLine Capital. This calculation of AUM is not based on the definitions of AUM that may be set forth in agreements governing the investment funds, vehicles or accounts managed and is not calculated pursuant to regulatory definitions.

Managed by Oaktree: A Leading Global Alternative Asset Manager ($ in billions) Investment Areas (by AUM)3 Founded in 1995, Oaktree is a leading global investment management firm focused on credit investing Assets under management of $140 billion1 in contrarian, value-oriented, risk-controlled investment strategies across a variety of asset classes Manages assets for a wide variety of clients including many of the most significant investors in the world As of September 30, 2020 1Includes Oaktree’s proportionate amount of DoubleLine Capital AUM resulting from its 20% minority interest therein. See Forward Looking Statements & Legal Disclosures section for important information regarding Oaktree’s calculation methodology for assets under management. 2Includes offices of affiliates of Oaktree-managed funds in Amsterdam, Luxembourg and Dublin. Oaktree is headquartered in Los Angeles. 3Excludes amount of DoubleLine Capital AUM. Global Footprint2 Los Angeles New York Stamford Paris London Amsterdam Frankfurt Singapore Tokyo Hong Kong Beijing Seoul Luxembourg Shanghai Dubai Dublin Houston Sydney Over 1,000 professionals in 19 cities and 14 countries credit $74.9 private equity $15.1 real assets $13.9 listed equities $7.4 ($ in billions) Historical Assets Under Management1 Helsinki

Trusted partner to financial sponsors and management teams based on long-term commitment and focus on lending across economic cycles The Oaktree Advantage scale track record flexibility relationships An “all weather” portfolio management approach demonstrated across market cycles $140 billion in assets under management; $75 billion in credit strategies Expertise to structure comprehensive, flexible and creative credit solutions for companies of all sizes across numerous industry sectors Access to proprietary deal flow and first look at investment opportunities Premier credit manager and a leader among alternative investment managers for more than 20 years As of September 30, 2020 Over $20 billion invested in more than 380 directly originated loans since 2005 Long history of private credit investing Capacity to invest in large deals and to sole underwrite transactions A deep and broad credit platform drawing from more than 250 highly experienced investment professionals with significant origination, structuring and underwriting expertise Strong market presence and established relationships with many sources of investment opportunities – private equity sponsors, capital raising advisers and borrowers

Experienced Management Team Strategic Credit team of over 20 tenured investment professionals supported by Oaktree’s dedicated valuation team Mel Carlisle, Chief Financial Officer & Treasurer Managing Director, Head of Oaktree’s Distressed Debt and Strategic Credit Fund Accounting Groups 24-year career with Oaktree Prior experience includes public accounting at PwC and fund accounting at TCW Group, Inc. Kim Larin, Chief Compliance Officer Managing Director, Oaktree’s Deputy Chief Compliance Officer 17-year career with Oaktree Chief Compliance Officer of the Oaktree Mutual Funds Armen Panossian, Chief Executive Officer & Chief Investment Officer Managing Director, Portfolio Manager of Oaktree’s Strategic Credit Strategy and Oaktree’s Head of Performing Credit Joined Oaktree in 2007 as a senior member of its Distressed Debt investment team Previously Portfolio Manager of Oaktree’s U.S. Senior Loan group and led the launch of Oaktree’s CLO business Experience investing across market cycles in performing and stressed asset classes Matt Pendo, President & Chief Operating Officer Managing Director, Head of Oaktree’s Corporate Development and Capital Markets Joined Oaktree in 2015 CIO of TARP (Troubled Asset Relief Program) of the U.S. Department of the Treasury 30 years of investment banking experience at leading Wall Street firms

Oaktree’s Investment Philosophy Emphasis on fundamental credit analysis, consistency and downside protection are key tenets of Oaktree’s investment philosophy, all of which are strongly aligned with the interests of Oaktree Specialty Lending shareholders Primacy of Risk Control Control primarily for risk, rather than return May underperform in the most bullish markets, but prudence across investing environments and limiting losses has been foremost in our investment approach over time and throughout cycles Avoid Losers & Winners Take Care of Themselves Avoidance of investments that could impair capital over long term Opportunistic generation of meaningfully higher return potential in certain environments Market Inefficiency The private credit market is a relatively less efficient, less well trafficked market, providing opportunities for incremental return relative to risk Willingness to invest and lend during times of market stress, when others are retreating Benefits Of Specialization Expertise in creative, efficient structuring and institutional knowledge of bankruptcies and restructurings enables a focus on risk control that competitors lack Emphasis On Consistency An emphasis on consistency is a core tenet of Oaktree’s investment philosophy and approach We allow the market to dictate opportunities; we need not rely on macro forecasts Selectivity Oaktree’s platform provides an extensive reach across credit markets providing access to deal flow and the ability to be highly selective Oaktree’s Underwriting Criteria and Investment Process Have Been Demonstrated Across Market Cycles

Oaktree’s Approach to Direct Lending Focus on proprietary investment opportunities as well as partnering with other lenders as appropriate Leverage the networks and relationships of Oaktree’s over 250 investment professionals Dedicated sourcing professionals are in continuous contact with private equity sponsors, management teams, capital raising advisors and corporations Focus on companies with resilient business models, strong underlying fundamentals, significant asset or enterprise value and seasoned management teams Leverage deep credit and deal structuring expertise to lend to companies that have unique needs, complex business models or specific business challenges Maintain discipline around fundamental credit analysis with a focus on downside protection Conduct extensive diligence on underlying collateral value whether cash flows, hard assets or intellectual property Leverage Oaktree’s significant expertise in identifying structural risks and developing creative solutions in an effort to enhance downside protection Limited experience and expertise of other lenders with credit agreements may reduce competition for certain opportunities Include covenant protections designed to ensure lenders can get back to the table and "stop the clock" before a deal reaches impairment Reduce the impact of individual investment risks by diversifying portfolios across industry sectors Monitor the portfolio on an ongoing basis to manage risk and take preemptive action to resolve potential problems Emphasis on Proprietary Deals Focus on High-quality Companies and Extensive Diligence Employ Innovative Loan Structures to Manage Risk Disciplined Portfolio Management

Market Environment Dictates Oaktree’s View on Optimal Portfolio Positioning The credit markets continued to recover, fueled by improving economic data and consumer sentiment, progress on a Covid-19 vaccine and ongoing stimulus measures that have boosted liquidity and the availability of credit M&A and LBO activity has picked back up, particularly for businesses that have been resilient amid the pandemic, although overall volumes remain muted relative to pre-pandemic levels Oaktree continues to approach new investments defensively, as the economic strain produced by Covid-19 might be felt for several more quarters. Elevated unemployment and tepid GDP growth may persist, and now, more than ever, it is important to be wary of market exuberance and avoid taking on too much risk OCSL is well-positioned to invest in this environment given Oaktree’s demonstrated track record of investing across market cycles Portfolio Positioning Credit Market Environment Note:All expressions of opinion are subject to change without notice and are not intended to be a forecast of future events or results. Smaller Larger Smaller Larger More cyclical businesses at the bottom of a cycle More defensive More senior More junior loan size Indicates Oaktree’s evaluation of OCSL’s current positioning company size borrower profile seniority

Ability to Address a Wide Range of Borrower Needs Extensive, Global Credit Platform to Source Deal Flow Oaktree’s Extensive Origination Capabilities Strong market presence and established relationships with financial sponsors, management teams, capital raising advisors, banks and individual issuers Emphasis on proprietary deals: Frequent “first look” opportunities, well positioned for difficult and complex transactions Established reputation as a “go-to” source for borrowers, large and small, due to longstanding track record in direct lending; with over $20 billion invested in more than 380 directly originated loans since 20051 Extensive origination capabilities leads to greater ability to source quality investments 1As of September 30, 2020. Capability to invest across the capital structure Certainty to borrowers by seeking to provide fully underwritten finance commitments Capacity to fund large loans Expertise in performing credit, as well as restructuring and turnaround situations

Oaktree’s Credit Investment Process Source Leverage Oaktree’s global platform: Team of 250+ highly- experienced investment professionals Strong market presence and established relationships with financial sponsors, management teams and capital raising advisers Screen Using Investment Criteria Viability of long-term business model Capital structure characteristics Level of assets or enterprise value coverage Forecasted operating performance and liquidity profile Ability to enforce creditor rights Quality of management team and equity ownership Research Diligence opportunities utilizing internal and external resources Oaktree investment teams in the U.S. and abroad 3rd party experts and analysis Network of industry management teams Perform what-if analysis on a range of potential credit events for each credit Evaluate Assess each credit via robust, collaborative decision-making process Apply disciplined investment criteria Evaluate risk/reward with significant focus on downside risk Size investments at portfolio level across a variety of characteristics Monitor Monitor individual credits and portfolio positioning Execute buy/sell/hold decisions when: Credit event occurs Security becomes overvalued Opportunities with more attractive risk/reward profiles are identified

Corporate Highlights Provide customized, one-stop credit solutions to companies with limited access to public or syndicated capital markets Leverage the extensive firm-wide resources and expertise of Oaktree for originations, due diligence, and credit selection Provide complete and flexible capital solutions – first lien and second lien loans, unsecured and mezzanine loans, and preferred equity Companies across a variety of industries that possess resilient business models with strong underlying fundamentals Medium to larger middle-market companies, including those with unique needs or specific business challenges Businesses with significant asset or enterprise value and seasoned management teams Structure a diverse portfolio with high conviction investments positioned to generate attractive risk-adjusted returns across market cycles As of September 30, 2020 $1.6 billion in Total Investments 113 Portfolio Companies $1.6 billion 62% First Lien 22% Second Lien 8% Unsecured and Equity 7% Joint Venture Highlights Portfolio Total Assets Asset Type Ticker Nasdaq: OCSL Note:Numbers may not sum due to rounding. 1As of November 30, 2020. $791 million1 Market Cap.

Accomplishments for the Fiscal Year Ended September 30, 2020 Strong new investment activity Solid portfolio performance amid challenging market environment Expanded capital structure capacity and reduced cost of funding ($ in millions, at fair value) NAV Per Share Originations Activity Capital Structure Evolution1 Key Accomplishments 1 2 3 NAV rebound: 98% of NAV as of December 31, 2020 $161 million unsecured notes: 6.0% wtd. avg. interest rate $300 million unsecured notes: 3.5% interest rate 1 On October 28, 2020, the Company increased the size of its credit facility by $75 million to $775 million in connection with its exercise of the accordion feature. ($ in millions)

Highlights for the Quarter Ended September 30, 2020 Adjusted Net Investment Income1 $0.17 per share for the quarter ended September 30, 2020, up as compared to $0.12 for the quarter ended June 30, 2020, primarily reflecting higher make-whole interest income, original issue discount acceleration and prepayment fees resulting from investment exits GAAP net investment income was $0.17 per share for the quarter ended September 30, 2020 Dividend Declared a cash distribution of $0.11 per share, an increase of 5% ($0.005 per share) from the prior distribution; second consecutive quarter with a distribution increase Distribution will be payable on December 31, 2020 to stockholders of record as of December 15, 2020 Net Asset Value $6.49 per share as of September 30, 2020, up 6.5% as compared to $6.09 as of June 30, 2020 Increase primarily due to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private investment valuations, realized gains on equity investments and undistributed net investment income Investment Activity $148 million of new investment commitments; 10.6% weighted average yield on new debt investments $146 million of new investment fundings and received $184 million of proceeds from prepayments, exits, other paydowns and sales Investment Portfolio $1.6 billion at fair value diversified across 113 portfolio companies 8.3% weighted average yield on debt investments as of September 30, 2020, up as compared to 8.1% as of June 30, 2020 0.1% non-accruals at fair value in two portfolio companies as of September 30, 2020, down from 0.2% in three companies as of June 30, 2020 Capital Structure & Liquidity 0.78x total debt to equity ratio; 0.74x net debt to equity ratio $715 million total debt outstanding Strong liquidity with $39 million of cash and $285 million of undrawn capacity on credit facility; $158 million of unfunded commitments, $94 million of which are eligible to be drawn2 1See page 32 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Approximately $63.5 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones that must be met by portfolio companies.

Recent Developments OCSL – OCSI Merger Agreement On October 28, 2020, the Company entered into an agreement to merge with OCSI, an affiliated business development company managed by Oaktree, with the Company as the surviving company Under the terms of the proposed merger, OCSI shareholders will receive an amount of the Company’s common stock with a NAV equal to the NAV of shares of OCSI common stock that they hold at the time of closing The transaction is subject to approval by OCSL and OCSI stockholders and other customary closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2021 The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market Management Fee Waiver In connection with the entry into the merger agreement described above, Oaktree has agreed to waive $750,000 of base management fees payable in each of the eight quarters immediately following the closing of the Mergers (for an aggregate waiver of $6.0 million of base management fees) Credit Facility Upsize On October 28, 2020, the Company increased the size of its credit facility by $75 million to $775 million in connection with its exercise of the accordion feature

Portfolio Summary as of September 30, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries2,3 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes negative EBITDA borrowers, investments in aviation subsidiaries, investments in structured products and recurring revenue software investments. 2Based on GICS sub-industry classification. 3Excludes multi-sector holdings, which is primarily composed of investments in Senior Loan Fund JV I (“Kemper JV”), a joint venture that invests primarily in middle market and other corporate debt securities. $1.6 billion Total Investments 113 Portfolio Companies 8.3% Weighted Average Yield on Debt Investments $131 million Median Debt Portfolio Company EBITDA1 84% Senior Secured Debt Investments 0.1% Non-Accruals (At fair value)

Portfolio Diversity OCSL’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 23% Next 15 Investments 24% Remaining 87 Investments 46% Kemper JV 7% As of September 30, 2020 Note:Numbers may not sum due to rounding. 1 Based on GICS industry classification. Industry % of Portfolio Software 11.5% IT Services 8.9% Pharmaceuticals 6.6% Health Care Providers & Services 6.5% Biotechnology 6.1% Chemicals 4.6% Insurance 4.1% Oil, Gas & Consumable Fuels 3.5% Real Estate Management & Development 3.5% Diversified Financial Services 3.4% Personal Products 3.2% Entertainment 2.8% Remaining 28 Industries 27.8% Kemper JV 7.5% (As % of total portfolio at fair value)

Portfolio Originations New Investment Highlights (As % of new investment commitments; $ in millions) New Investment Composition ($ in millions) Historical Funded Originations and Exits Note:Numbers rounded to the nearest million or percentage point and may not sum as a result. 1 New funded investments includes drawdowns on existing revolver commitments. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 1 2 $148 million New Investment Commitments $146 million New Investment Fundings 10.6% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $141 million New Investment Commitments in New Portfolio Companies $7 million New Investment Commitments in Existing Portfolio Companies

Originations Detail ($ in millions) New Investment Commitment Detail by Month Security Type Market Month Investment Commitments Number of Deals First Lien Second Lien Unsecured & Other Private Placement Primary (Public) Secondary (Public) Secondary Purchase Price January $112 6 $105 $6 $ - $87 $22 $2 95% February 43 4 8 15 20 - 35 8 88% March 118 33 96 - 22 54 - 64 82% Total 2Q2020 $273 39 $210 $21 $42 $141 $58 $75 83% April $125 11 $64 $7 $54 $88 $23 $14 73% May 67 5 47 0 20 - 46 21 74% June 69 2 66 1 2 66 2 1 92% Total 3Q2020 $261 18 $177 $8 $76 $154 $71 $35 74% July $51 3 $26 $25 $ - $42 $9 $ - - % August 57 5 57 - - 8 47 2 96% September 40 3 40 - * 40 * - - % Total 4Q2020 $148 10 $123 $25 $0.5 $90 $57 $2 96% Note:Numbers may not sum due to rounding, excludes any positions originated, purchased and sold within the same quarter. *Less than $1 million.

9% of Portfolio2 63% of Portfolio2 Note:Numbers may not sum due to rounding. 1Excludes equity positions in non-accrual debt positions and equity in aviation entities. 2Excludes investments in the Kemper JV. Non-Core Investment Portfolio Detail Non-Core Investment Portfolio Characteristics Private Loans $58 million at fair value in four companies Average debt price: 95.2% Equity Investments1 $55 million at fair value in 21 companies and limited partnership interests in two third-party managed funds Exited a $3 million equity investment during the quarter; received $1.2 million of proceeds above June 30, 2020 fair value Aviation $13 million at fair value in one aircraft Non-Accruals $1.6 million at fair value in two companies Average debt price: 6.5% (At fair value; $ in millions) Non-Core Portfolio Composition Non-Core Portfolio Progression $128 Non-Core Portfolio: 86% reduction since September 30, 2017 (At fair value; $ in millions)

Joint Venture Summary ($ in millions; at fair value) ($ in millions; at fair value) (As % of total portfolio at fair value) OCSL’s Joint Venture with Kemper Corporation Portfolio Summary Joint Venture Structure Debt Portfolio Top Ten Industries1 As of September 30, 2020 1Based on GICS sub-industry classification. Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities Joint venture structure Equity ownership: 87.5% OCSL and 12.5% Kemper Shared voting control: 50% OCSL and 50% Kemper Funded by $250 million credit facility: 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Total Investments $299 $291 $300 $330 First Lien 94% 94% 94% 92% Second Lien & Other 6% 6% 6% 8% Number of Port. Companies 56 53 53 51 Average Investment Size $5 $5 $5 $6 Non-Accruals 0.4% 0.3% 0.0% 0.0% Wt. Avg. Debt Portfolio Yield 5.6% 5.6% 5.5% 6.5% Leverage Ratio 1.3x 1.4x 1.8x 1.3x Credit Facility $168 Investment Portfolio $299 OCSL $117 (87.5%) Other Assets & Unsettled Trades $3 Kemper $17 (12.5%) ($ in millions) Committed Principal Outstanding Interest Rate Maturity Credit Facility $250 $168 LIBOR + 2.1% June 2026 Current Leverage Ratio: 1.3x debt-to-equity Target Leverage Ratio: 1.5x to 2.0x debt-to-equity

Opportunities to Increase Return on Equity As of September 30, 2020 1For senior secured loans that have a cost basis above 92.5%. 2Subject to borrowing base and other limitations. We believe OCSL is well-positioned to enhance return on equity 1 Rotate into higher-yielding, proprietary investments Operate within target leverage range of 0.85x-1.00x debt-to-equity Continued optimization of the Kemper JV $145 million at fair value ($149 million par value) of senior secured loans priced at or below LIBOR + 4.50%1 as of September 30, 2020 Opportunistically sold $57 million of lower yielding senior secured loans during the quarter ended September 30, 2020 $148 million of new investment commitments had a weighted average yield of 10.6% during the quarter ended September 30, 2020 0.78x total debt to equity; 0.74x net debt to equity $285 million of undrawn capacity under credit facility2 Would need to utilize approximately $130 million of additional borrowings to reach the mid-point of target leverage range (0.925x) 1.3x total debt to equity, slightly below target leverage range of 1.5x to 2.0x $82 million of undrawn capacity on senior revolving credit facility2 2 3

Capital Structure Overview ($ in millions) (As % of total funding sources) ($ in millions) Funding Sources and Key Highlights Funding Sources by Type Maturity Profile of Liabilities Committed Principal Outstanding Interest Rate Maturity Credit Facility $7001 $415 LIBOR+2.00%2 2/25/2024 2025 Notes 300 300 3.500% 2/25/2025 Cash and Cash Equivalents - (39) - - Total $1,000 $676 As of September 30, 2020 Note:As of September 30, 2020, we have analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. Numbers may not sum due to rounding. 1On October 28, 2020, the Company increased the size of its credit facility by $75 million to $775 million in connection with its exercise of the accordion feature. 2Interest rate spread can increase up to 2.75% depending on the senior coverage ratio and our Obligor’s Net Worth. Target Leverage Ratio: 0.85x to 1.00x debt-to-equity Diverse and flexible funding sources with no near-term debt maturities Unsecured debt represented 42% of principal outstanding as of September 30, 2020 Next scheduled maturity is in 2024 Investment grade rated by Moody’s and Fitch On October 28, 2020, expanded total commitments under the credit facility by $75 million; $775 million in total commitments pro forma for the expansion

Funding and Liquidity Metrics Leverage Utilization Liquidity Rollforward 1Includes unfunded commitments ineligible to be drawn due to certain limitations in credit agreements. 2As of September 30, 2020, we have analyzed cash and cash equivalents, availability under our credit facility, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. 3/31/2020 6/30/2020 9/30/2020 Credit Facility Committed $700 $700 $700 Credit Facility Drawn (405) (467) (415) Cash and Cash Equivalents 90 51 39 Total Liquidity 385 284 324 Total Unfunded Commitments (92) (155) (158) Unavailable Unfunded Commitments1 31 79 64 Adjusted Liquidity $324 $208 $230 ($ in millions) 3/31/2020 6/30/2020 9/30/2020 Cash $90 $51 $39 Net Assets $752 $859 $915 Net Leverage 0.82x 0.83x 0.74x Total Leverage 0.94x 0.89x 0.78x ($ in millions) Ample liquidity to support funding needs2

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $266.7 $914.9 $1,181.6 Shares Outstanding 29.5 141.0 182.1 NAV Per Share $9.05 $6.49 $6.49 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of September 30, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.05 OCSL NAV Per Share $6.49 Exchange Ratio 1.39 ($ and share amounts in millions, except per share data)

OCSL & OCSI Comparison (At fair value, $ in thousands) Portfolio and Balance Sheet Metrics OCSL OCSI Combined Portfolio: Investments at Fair Value $1,573,851 $502,293 $2,076,145 Top 10 Investments1 (%) 23% 24% 20% Number of Portfolio Companies 113 78 141 First Lien (%) 62% 86% 68% Second Lien (%) 22% 4% 17% Unsecured (%) 4% - 3% Equity (%) 4% 0.5% 3% Joint Venture Interests (%) 7% 10% 8% Non-Accruals at Fair Value (% of debt portfolio) 0.1% 0.0%2 0.1% Debt Investment Overlap1 ($) $727,907 $258,604 Debt Investment Overlap1 (%) 52% 57% Balance Sheet: Total Assets $1,640,712 $544,370 $2,185,082 Cash and Cash Equivalents $39,096 $25,073 $64,169 Total Debt Outstanding3 $709,315 $267,586 $976,901 Net Assets $914,879 $266,681 $1,181,560 Total Debt to Equity Ratio 0.78x 1.00x 0.83x Net Debt to Equity Ratio 0.74x 0.91x 0.78x Unsecured Borrowings3 (%) 42% - 30% Weighted Average Interest Rate on Debt Outstanding 2.7% 2.6% 2.7% As of September 30, 2020 1Excludes investments in the Kemper JV and OCSI Glick JV LLC (the “Glick JV”). 2Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 9.9% of the debt portfolio at fair value as of September 30, 2020. 3Net of unamortized financing costs.

Portfolio Highlights ($ in thousands; at fair value) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Investments at Fair Value $1,573,851 $1,561,153 $1,392,187 $1,467,627 $1,438,042 Number of Portfolio Companies 113 119 128 106 104 Average Portfolio Company Debt Investment Size $15,800 $14,600 $11,900 $15,300 $15,300 Asset Class: First Lien 62.3% 61.3% 62.3% 56.7% 53.5% Second Lien 21.7% 19.6% 19.7% 22.8% 25.1% Unsecured Debt 4.2% 7.2% 5.8% 4.8% 5.7% Equity 4.1% 4.7% 5.5% 6.7% 6.7% Limited Partnership Interests 0.2% 0.2% 0.2% 0.2% 0.2% Kemper JV 7.5% 7.0% 6.6% 8.8% 8.8% Interest Rate Type for Debt Investments: % Floating-Rate 88.3% 86.2% 90.6% 90.6% 89.8% % Fixed-Rate 11.7% 13.8% 9.4% 9.4% 10.2% Yields: Weighted Average Yield on Debt Investments1 8.3% 8.1% 8.0% 8.6% 8.9% Cash Component of Weighted Average Yield on Debt Investments 7.0% 6.9% 6.9% 7.8% 8.1% Weighted Average Yield on Total Portfolio Investments2 7.8% 7.6% 7.5% 7.9% 8.2% Note:Numbers may not sum due to rounding. 1Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on debt investments in the Kemper JV. 2Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on debt investments in the Kemper JV.

Investment Activity ($ in thousands) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 New Investment Commitments $148,500 $260,500 $272,900 $134,200 $138,400 New Funded Investment Activity1 $146,300 $198,500 $251,700 $136,200 $128,500 Proceeds from Prepayments, Exits, Other Paydowns and Sales $184,200 $127,800 $154,500 $97,000 $139,000 Net New Investments2 $(37,900) $70,700 $97,200 $39,200 $(10,500) New Investment Commitments in New Portfolio Companies 8 10 32 9 5 New Investment Commitments in Existing Portfolio Companies 3 8 8 3 4 Portfolio Company Exits 12 19 10 7 7 Weighted Average Yield at Cost on New Debt Investment Commitments 10.6% 10.5% 7.9% 8.1% 7.7% 1New funded investment activity includes drawdowns on existing revolver commitments. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Financial Highlights 1See page 32 for a description of this non-GAAP measure and a reconciliation from net investment income per share to adjusted net investment income per share. 2Net of unamortized financing costs. ($ in thousands, except per share amounts) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 GAAP Net Investment Income per Share $0.17 $0.12 $0.16 $0.06 $0.12 Adjusted Net Investment Income per Share1 $0.17 $0.12 $0.12 $0.10 $0.12 Net Realized and Unrealized Gains (Losses), Net of Taxes per Share $0.33 $0.73 $(1.33) $0.04 $(0.02) Earnings (Loss) per Share $0.50 $0.85 $(1.17) $0.10 $0.10 Distributions per Share $0.105 $0.095 $0.095 $0.095 $0.095 NAV per Share $6.49 $6.09 $5.34 $6.61 $6.60 Weighted Average Shares Outstanding 140,961 140,961 140,961 140,961 140,961 Investment Portfolio (at Fair Value) $1,573,851 $1,561,153 $1,392,187 $1,467,627 $1,438,042 Cash and Cash Equivalents $39,096 $50,728 $89,509 $21,527 $15,406 Total Assets $1,640,712 $1,647,567 $1,501,627 $1,516,600 $1,481,038 Total Debt Outstanding2 $709,315 $761,002 $698,686 $536,468 $473,367 Net Assets $914,879 $859,063 $752,224 $931,082 $930,630 Total Debt to Equity Ratio 0.78x 0.89x 0.94x 0.58x 0.51x Net Debt to Equity Ratio 0.74x 0.83x 0.82x 0.56x 0.49x Weighted Average Interest Rate on Debt Outstanding 2.7% 2.7% 3.1% 4.5% 4.8%

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Historical Statement of Operations ($ in thousands, except per share amounts) For the three months ended 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 Interest income $37,153 $30,112 $29,898 $28,405 $30,662 PIK interest income 2,573 2,183 1,946 1,161 1,187 Fee income 3,571 1,827 2,050 1,071 2,550 Dividend income 302 281 277 323 114 Total investment income 43,599 34,403 34,171 30,960 34,513 Base management fee 6,005 5,988 5,295 5,607 5,496 Part I incentive fees 5,206 3,556 3,444 2,988 3,545 Part II incentive fees - - (6,608) 1,051 (403) Interest expense 6,133 6,406 7,215 6,535 6,960 Other operating expenses1 1,710 1,683 1,984 1,743 1,799 Total expenses 19,054 17,633 11,330 17,924 17,397 Reversal of fees waived - - - 5,200 841 Net expenses 19,054 17,633 11,330 23,124 18,238 GAAP net investment income 24,545 16,770 22,841 7,836 16,275 Net realized and unrealized gains (losses) 45,915 103,393 (188,308) 6,167 (1,961) Provision for income tax (expense) benefit 157 68 1,705 (160) (343) Net increase/decrease in net assets resulting from operations $70,617 $120,231 $(165,467) $13,843 $13,971 Adjusted net investment income2 $24,545 $16,770 $16,233 $14,087 $16,713 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses. 2See page 32 for a description of this non-GAAP measure and a reconciliation from net investment income to adjusted net investment income.

Reconciliation of Adjusted Net Investment Income ($ in thousands, except per share amounts) As of 9/30/2020 6/30/2020 3/31/2020 12/31/2019 9/30/2019 GAAP net investment income $24,545 $16,770 $22,841 $7,836 $16,275 Part II incentive fee (net of waivers) - - (6,608) 6,251 438 Adjusted net investment income $24,545 $16,770 $16,233 $14,087 $16,713 Per share: GAAP net investment income $0.17 $0.12 $0.16 $0.06 $0.12 Part II incentive fee (net of waivers) - - (0.05) 0.04 0.00 Adjusted net investment income $0.17 $0.12 $0.12 $0.10 $0.12 Notes: On a supplemental basis, the Company is disclosing adjusted net investment income and per share adjusted net investment income, each of which is a financial measure that is calculated and presented on a basis of methodology other than in accordance with U.S. GAAP (“non-GAAP”). Adjusted net investment income represents net investment income, excluding capital gains incentive fees ("Part II incentive fee"). The Company's management uses this non-GAAP financial measure internally to analyze and evaluate financial results and performance and believes that this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing results and trends for the Company without giving effect to capital gains incentive fees. The Company’s investment advisory agreement provides that a capital gains-based incentive fee is determined and paid annually with respect to realized capital gains (but not unrealized capital appreciation) to the extent such realized capital gains exceed realized capital losses and unrealized capital depreciation on a cumulative basis. Refer to Note 11 – Related Party Transactions in our Quarterly Report on Form 10-Q for further discussion. The Company believes that adjusted net investment income is a useful performance measure because it reflects the net investment income produced on the Company's investments during a period without giving effect to any changes in the value of such investments and any related capital gains incentive fees between periods. The presentation of adjusted net investment income is not intended to be a substitute for financial results prepared in accordance with GAAP and should not be considered in isolation. Numbers may not sum due to rounding.

Contact: Michael Mosticchio, Investor Relations ocsl-ir@oaktreecapital.com